SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 19, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Tokio Marine & Nichido to acquire Asia General Holdings and Asia Life Assurance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

April 19, 2006	By:	/s/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

[English translation]

April 19, 2006

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Tokio Marine & Nichido to acquire Asia General Holdings and Asia Life Assurance

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”), a subsidiary of Millea Holdings, Inc. (“Millea Holdings”), Japan’s largest general insurance company in terms of net premiums written, has reached an agreement with shareholders holding more than 50% to acquire their shareholdings in Asia General Holdings, Limited (“AGH”), subject to relevant regulatory approvals. Necessary steps under relevant laws and regulations will be taken to consummate the acquisition, and we will seek to ultimately acquire 100% interest in AGH.

1. Purpose of the acquisition

The Millea Group has positioned the Asia region as one of the important areas in the Group’s overseas growth strategy. The Singapore insurance market is viewed as a developed market, but it still shows double-digit growth and continues to show strong future growth potential. Malaysia also has strong future growth potential, but due to the current economic policy in Malaysia, the issuance of new licenses for insurance operations is not foreseeable in the near future. Under such circumstances, we determined that this was a rare opportunity to acquire sizeable life and general insurance operations in both countries.

2. Transaction process

The acquisition will be carried out in three stages: The first stage will be the purchase of approximately 15% of AGH shares for about S$130 million in late May. At stage two, expected to take place at the beginning of next year, upon completion by AGH and its subsidiaries of divestitures of certain non-insurance-related assets and return of excess capital to their respective shareholders, Tokio Marine & Nichido expects to exercise its option to acquire additional AGH shares to hold a majority interest in AGH, subject to relevant regulatory approvals. Once stage two is completed, at stage three, Tokio Marine & Nichido expects to make a general offer to acquire the rest of AGH shares and the shares of The Asia Life Assurance Society Limited (“ALS”), AGH’s Singapore life insurance subsidiary, in accordance with relevant regulations.

3. Our goals for this transaction

By acquiring the AGH group companies, Millea Holdings expects to expand its general insurance operations in Singapore and Malaysia and acquire the foundations for life insurance operations in both countries. Both The Asia Insurance Company Limited (“AIS”), AGH’s Singapore general insurance subsidiary, and ALS, established in 1923 and 1948, respectively, are two of the oldest insurance companies in the region with long traditions and brand values, and coupled with the Millea Group’s product development skills and through enhancement of marketing network, we expect to expand and strengthen our insurance business operations in the Asia region. Post investment/acquisition management and support for the AGH Group companies will be provided by our Asian regional headquarter, Millea Asia Pte. Ltd. (CEO: Takaaki Tamai), based in Singapore.

[About Insurance Companies of the AGH Group]

Singapore:

ALS was incorporated in 1948 and is 75% owned by the AGH Group. ALS has 3 offices in Brunei and has booked gross premium of S$178 million in FY2004 with a market share of 1.6%. ALS is rated A+ by S&P.

AIS was incorporated in 1923 and is currently 100% owned by AGH. AIS has 1 office in Brunei and has booked gross premium of S$73 million in FY2004 with a market share of 3.3%. AIS is rated A+ by S&P.

Malaysia:

Asia Life (M) Berhad (ALM) commenced operations as a branch office of ALS in 1950 and was subsequently incorporated in 1999. Currently with 16 offices, ALM is 100% owned by ALS and has booked gross premium of RM406 million in FY2004. Its market share in FY2003 was 2.6%.

Asia Insurance (Malaysia) Berhad (AIM) commenced operations as a branch office of AIS in 1959 and was subsequently incorporated in 1999. Currently with 13 offices. AIM is 81% owned by AIS and has booked gross premium of RM67 million in FY2004 with a market share of 0.8%.

[About Millea Group’s existing operations in Singapore and Malaysia]

Singapore:

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Ltd. (TM(S))

FY2004 gross premium was S$44 million with a market share of 2.0%

Malaysia:

Tokio Marine Insurans (Malaysia) Bhd. (TMIM)

FY2004 gross premium was RM273 million with a market share of 3.2%

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications Dept.

Tokio Marine & Nichido Fire Insurance Co., Ltd.

Phone : +81-3-5223-3212